EXHIBIT 99.4
2006 Combined Shareholders’ Meeting

2006 Combined Shareholders’ Meeting Jean-Bernard Lévy Chief Executive Officer Chairman of the Management Board

3 Our Successes in 2005 2005 Highlights: > Increased market share in every business > Successful launch of innovative products & services across the group > Further simplification of the group’s structure > Investments in our businesses are paying off > Development strategy: preparing for future success

4 > Very strong gains in financial performance > All businesses are now profitable > Adjusted net income, at #eu#2,078m, is well above target (> #eu#1,800m) > Today, we propose the distribution of a #eu#1 per share dividend, an increase of 66.7%

5 Our Earnings Are Growing Each Year -1000 -500 0 500 1000 1500 2000 2500 -#eu#514m #eu#2,078m 2002 2003 2004 2005 French GAAP IFRS Adjusted Net Income #eu#349m #eu#1,380m

6 Our Strategy: Innovation & Leadership > Create and market to our subscribers new broadband and mobile services > Strengthen our leadership positions in our complementary content and distribution businesses in order to

Our Strength: Subscribers > Our
SFR: 17 million CANAL+ Group: 8 million Maroc Telecom: 10 million (fixed-line and mobile) World of Warcraft: 6 million
> Subscription business model:
Recurring revenues Mostly fixed cost base Marketing of add-on services thanks to digital technology
Easier adoption of new technologies

Our Strategy: Complementary Businesses > Staying ahead to better serve consumers:
Embracing technology Content creation, talent detection and management, acquisition of rights Tighter market focus More innovative and responsive
> Numerous new projects concretely link our businesses together, providing them with a competitive advantage, stronger growth and improved profitability

Our Strength: Mastering Technology > In today’s digital era, we have the capacity to master proliferating new
Mobile telecom standards: 3G, HSDPA, 4G, Wi Fi, Wi Max Fixed line telecom standards: ADSL, VSDL, FTTH Television distribution: DTT, HD, SVOD, VOD, DVB, DMB New digital formats: Blu-Ray, HD-DVD, AAC, DRM, WMA, OGG

10 Our Strategy: Advantages of Scale > Better anticipation of new technologies > Ability to initiate large-scale internal investments (examples: French League 1 soccer, video games, etc.) > The shared experience and full involvement of operating teams on a global scale > Risk sharing > Ability to seize opportunities

11 Our Strategy: Already Ahead of Our Competitors > Our competitors in telecommunications invest in the media sector: content platforms, acquisition of exclusive rights, etc. > Our competitors in content creation want to control (at least partially) their distribution: purchase of network infrastructures, Internet sites, subscriber portfolios > Broadband Internet and mobile services accelerate the “convergence” phenomenon: we are the best equipped to benefit from it

12 Our Strategy: A Better Performance Than Our Peers > Each fiscal year, Vivendi Universal’s stock price performance surpasses market benchmarks > Value destruction undergone by groups that have followed a break-up route: a failed strategy > Each year, Vivendi Universal benefits from value creation through the Consolidated Global Profits Tax System

13 80 85 90 95 100 105 110 115 120 125 Stoxx Telco Stoxx Media VU CAC40 4/28/2005 VU: +13% Stoxx Telecom: +3% Stoxx Media: +1% 5/06/2004 CAC40:+7% Vivendi Universal’s Performance: 2004 Shareholders’ Meeting – 2005 Shareholders’ Meeting

14 Vivendi Universal’s Performance: 2005 Shareholders’ Meeting – 2006 Shareholders’ Meeting 90 95 100 105 110 115 120 125 130 135 140 Stoxx Telco Stoxx Media VU CAC40 4/19/2006 VU: +20% Stoxx Telecom: +3% Stoxx Media: +12% 4/28/05 CAC40:+32%

15 Our Goals for 2006 Financial Goals > Adjusted net income and earnings per share “+11% to +13%” > Dividend pay-out “Minimum 50%” Priorities > Invest, as a priority, in our businesses > Continue to innovate > Develop the competitive advantages between our businesses > Finalize the combination in French pay-television > Deliver high dividends for shareholders

16 Our Name Is Changing > An obligation: we don’t have the right to use “Universal” after May 2009, as a consequence of the NBC Universal agreement of May 2004 > The “Vivendi” name conveys life, joy, culture and communication which are at the core of our businesses > A new logo and visual identity express the reality of a now dynamic and solid group that delivers strong results

17 A United Management Board: Focused on Value Creation

18 Our Assets n°1 worldwide in music n°1 worldwide in online games Worldwide leader in entertainment n°1 in French pay-TV n°1 in Polish pay-TV n°2 French mobile operator n°1 French 3G provider n°1 in Morocco’s mobile, fixed and Internet Innovating to remain ahead of the curve for the benefit of consumers

19 Universal Music Group: Strategic Priorities > Strengthening promotion of local and global artists > Transformation into a music entertainment company > Investment in music publishing > Fight against piracy and development of legal downloads ™ ™ > Marketing songs and music videos on mobile phones, PCs and music devices

20 VU Games: Strategic Priorities > Build on the success of World of Warcraft > Launch innovative online games > Strengthen position in console games > Develop games for mobiles ™ > Strengthen footprint in Asia

21 CANAL+ Group: Strategic Priorities > Combination between CANAL+ and TPS > Broadened subscriber base on digital platforms (satellite, DTT, Cable, DSL) > Increase in subscriber portfolio > Investments in rich and attractive content > Introduction of innovative services

22 A Major Project: Integration of CANAL+ and TPS 100% 9,9% 5,1% 65% 20% CANAL+ France 2006-2009 Target Structure :

23 SFR: Strategic Priorities > Increase in customer base > Leadership in innovation and customer satisfaction > Priority: migration to 3G > New services: music, television, games, interactivity, electronic commerce > Cost reduction ™ ™

24 Maroc Telecom: Strategic Priorities > Leadership in the rapidly growing wireless market > Momentum in fixed-line and Internet markets > Benefits from Vivendi Universal’s group-wide expertise > Client satisfaction and growth in usage > Launch of a TV service on Internet

25 Focus on Acquisitions / Capital Allocation In 2005: > Acquisition of a further 16% in Maroc Telecom > Creation of neufCegetel (combination of Cegetel and neuf Telecom) > Acquisition of four videogame development studios > Unwinding of InterActiveCorp.’s stake in VUE In 2006: > Acquisition of minority interest from Matsushita to move to 100% of UMG and 20% of NBCU > Combination in French pay television: Acquisition of TPS * Agreement with Lagardère* * Pending anti-trust approval

Capital Allocation > At least 50% of earnings distributed in the form of dividends > Rigorous use of our financial flexibility
Strengthen our positions in Music and Games Seize selective opportunities in Telecoms
Develop our footprint in Asia

Opportunity: Strengthening our Investment in > 1.8 billion euros invested in Polish telecommunications between 1999 and 2001 > Legal uncertainties surrounding the ownership of shares in the mobile operator PTC > Vivendi Universal’s objectives:
defend its investment for the benefit of shareholders seize any opportunity to strengthen stake in PTC at a reasonable price
> A complementary investment to achieve co-control of PTC with opportunity

Our Commitments Strategic Operating Objectives
Create value through organic growth and
leverage leadership positions
Develop investments and new initiatives
between our businesses
Capitalize on consumer demand for mobility
and broadband Corporate Governance Transparency
Corporate responsibility Best-in-class internal controls
2006 Financial Goals Adjusted Net Income & EPS growth: +11% to +13%
Dividend policy of at least 50% of ANI

Jacques Espinasse Member of the Management Board & Chief Financial Officer 2005 Earnings & 2006 Outlook

Evolution in the Group’s Perimeter in 2005
Acquisition of a further 16% in Maroc Telecom — #eu#1,112m Cegetel-Neuf Telecom merger + #eu#97m net Unwinding of cross shareholdings between
Canal+ Thématiques and Lagardère Thématiques — #eu#20m
Divestiture of 80% of NC Numericable + #eu#96m Disposal of UMG’s CD & DVD plants -
in the United States and Germany
Divestiture of 37.8% of UGC + #eu#89m total Exit of IACI from VUE and end of litigations — #eu#203m net Disposal of the derivative option on 5% of Veolia’s capital + #eu#140m
#eu#80m Cash impact

31 In 2005, all of Vivendi Universal’s objectives have been met and even largely exceeded

32 2005 Key Figures In euro millions Figures as published, except when specified 2005 % Growth > Revenues (comparable basis) 19,439 + 7% > Earnings from operations (comparable basis) 3,719 + 14% > Earnings from operations / Revenues (%) 19.2% + 1.1 point > Adjusted Net Income 2,078 + 55% > Adjusted Net Income per share #eu#1.81 + 55% > Financial Net Debt 3,768

33 2002-2005 Key Figures French GAAP IFRS 2004 21,428 3,476 16.2% 1,380 6 .4% In euro millions Figures as published 2002 2003 2004 2005 2004-2005 Growth (%) > A. Revenues 58,150 25,482 17,883 19,484 +9% > B. Earnings from operations 3,788 3,309 3,233 3,746 +16% B / A (%) 6.5% 13.0% 18.1% 19.2% > C. Adjusted Net Income -514 349 1,338 2,078 +55% C / A (%) -0.9% 1.4% 7.5% 10.7%

Drivers of the Growth in 2005 Adjusted Net Income 2005 Adjusted Net Income of #eu#2,078m vs. #eu#1,338m in 2004, i.e. +55% + #eu#740m improvements:
+ #eu#513m: 69% improvement in earnings from operations +16% + #eu#188m: 25% reduction in interest -46% + #eu#105m: 14% growth in income from equity affiliates +48%
- #eu#66m: -8% essentially growth in provision for income taxes

2005 Revenues on a comparable basis

IFRS - In euro millions

- Revenues: **€19,439m** **+6.6%**

2005 Revenues by business (in €m)



Maroc Telecom
€1,860m +15.5%
10%
Canal+ Group
€3,407m +4.0%
17%
UMG
€4,893m +1.5%
25%
VU Games
€641m +34.9%
3%
SFR
€8,687m +7.0%
45%

VIVENDI UNIVERSAL

35

36 Growth in 2005 Income from Equity Affiliates In euro millions IFRS 2004 2005 > NBC Universal + 175* + 361 - - 50 - + 15 + 326 > VUE + 30 > neuf Cegetel / Cegetel S.A.S. — 22 > Elektrim Telekomunikacja (Telco) - > Other + 38 TOTAL + 221 +105 * Equity accounted for from May 11, 2004

37 2005: Significant investments In euro millions IFRS In Cash 2004 2005 > Gross content investments 1,506 1,709 > Capital expenditure (tangible and intangible assets) 1,322 1,580 > Financial investments 394 1,406 Total 3,222 4,695 +46%

A Strong Balance Sheet and a Real Financial Flexibility > A strong balance > Priority given to organic growth > A rigorous acquisition policy
Financial net debt:
#eu#3.8bn (as of Dec. 31, 2005)
Available cash flow before
dividends: #eu#1.9bn
Adjusted net income:
#eu#2.1bn

2001-2005 Evolution in Adjusted Net Income per share

In euros per share


French GAAP
IFRS
- €0.10
- €0.47
€0.33
€1.29
€1.17
€1.81
-€99m
-€514m
€349m
€1,380m
€1,338m
€2,078m

	2001	2002	2003	2004	2004	2005
Weighted average number of shares outstanding *(in millions)*	1,004.8	1,087.4	1,071.7	1,072.1	1,144.4	1,149.6

VIVENDI UNIVERSAL

39

40 Consolidated Revenues for the First Quarter 2006 Figures as published — In euro millions IFRS 1 st quarter 2006 Growth on a comparable basis (%) > Universal Music Group 1,125 +8.4% +18.6% > Canal+ Group 899 +7.7% +2.9% +14.2% > Eliminations and non-core operations (10) N/A +6.5% > Vivendi Universal Games 134 > SFR 2,135 > Maroc Telecom 483 TOTAL Vivendi Universal 4,766

41 2006 Adjusted Net Income growth target : 2006 Outlook IFRS In euro millions 2006 2005 +11%* to +13%* #eu#2,078m #eu#2,300m* to #eu#2,350m* From 1,81#eu# per share ... .... to between #eu#2.00 and #eu#2.04 per share, i.e. +11% to +13% And a dividend pay-out ratio: ‘‘minimum 50%’’ * Outlook was established without taking into account the impact of the acquisitions of TPS and the agreement with Lagardère regarding the new CANAL+ France entity. The outlook does not integrate potential growth in external operations, such as PTC in Poland. The exchange rate taken into account in the 2006 outlook correspond to #eu#1 for $1.25.
#eu#27.84 2002 2003 2004 2005 2006

Vivendi Universal Share Price
Market capitalization : 32 billion euros Among CAC 40 : 12 th rank Among Euronext : 17 th rank
Volume over 3 months:
3rd of the CAC 40 8th of Euronext
9 million shares / day

Important Legal Disclaimer Vivendi Universal is quoted on the NYSE and on Euronext Paris SA. This presentation contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the 2006 prospects for adjusted net income may differ from forecasts made by the company; synergies and profits arising from proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; Vivendi will not able to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities; as well as the risks described in the documents Vivendi Universal has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi Universal. This presentation contains forward-looking statements that can only be assessed on the day the presentation is issued. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements
Our Successes in 2005